November 28, 2018

Francis P. Grillo
President and Chief Executive Officer
AirXpanders, Inc.
3047 Orchard Parkway
San Jose, California 95134

       Re: AirXpanders, Inc.
           Registration Statement on Form S-1
           Filed November 1, 2018
           File No. 333-228100

Dear Mr. Grillo:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed November 1, 2018

Incorporation of Certain Information by Reference, page 10

1. Please revise your incorporation by reference section to incorporate by reference the Form
       8-K filed on October 25, 2018.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Francis P. Grillo
AirXpanders, Inc.
November 28, 2018
Page 2

      Please contact Thomas Jones at 202-551-3602 or Amanda Ravitz, Assistant Director, at
202-551-3412 with any questions.



                                                         Sincerely,
FirstName LastNameFrancis P. Grillo
                                                         Division of
Corporation Finance
Comapany NameAirXpanders, Inc.
                                                         Office of Electronics
and Machinery
November 28, 2018 Page 2
cc:       Mark B. Weeks
FirstName LastName